UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	1 )*
Protection One, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
743663403
(CUSIP Number)

Robert Burns, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

(212) 554-1700

Copy to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743663403
1.		Names of Reporting Persons. Monarch Alternative Capital LP
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,917,732
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,917,732
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,917,732
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 23.27%*
14.		Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 25,433,221 shares of common stock, par value $0.01 per share (the “Common Stock” or “shares”) of Protection One, Inc. (“POI”) outstanding as of April 23, 2010.

1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,533,071*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,533,071*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,533,071*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.76%**
14.	Type of Reporting Person (See Instructions) CO

* All shares are controlled by Monarch Alternative Capital LP. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Monarch Debt Recovery Master Fund Ltd may be deemed to share beneficial ownership of such shares. However, Monarch Debt Recovery Master Fund Ltd disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

1.	Names of Reporting Persons. Monarch Opportunities Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 368,871*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 368,871*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,871*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%**
14.	Type of Reporting Person (See Instructions) CO

* All shares are controlled by Monarch Alternative Capital LP. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Monarch Opportunities Master Fund Ltd may be deemed to share beneficial ownership of such shares. However, Monarch Opportunities Master Fund Ltd disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

1.	Names of Reporting Persons. Monarch Capital Master Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,790*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,790*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,790*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.06%**
14.	Type of Reporting Person (See Instructions) PN

* All shares are controlled by Monarch Alternative Capital LP. Beneficial ownership of the shares referred to herein is being reported hereunder solely because Monarch Capital Master Partners LP may be deemed to share beneficial ownership of such shares. However, Monarch Capital Master Partners LP disclaims beneficial ownership of such shares.

** The calculation of the foregoing percentage is based on 25,433,221 shares of Common Stock outstanding as of April 23, 2010.

1.	Names of Reporting Persons. Monarch Master Funding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D, filed by Monarch Alternative Capital LP (“MAC”), Monarch Master Funding Ltd (“MMFL”), Monarch Capital Master Partners LP (“MCP”) and, as successors to MMFL’s investment in POI (as defined below), Monarch Debt Recovery Master Fund Ltd (“MDRMF”) and Monarch Opportunities Master Fund Ltd (“MOMF” and, together with MAC, MMFL, MCP and MDRMF, the “Monarch Entities”), supplements and amends the Schedule 13D of MAC and MMFL originally filed on May 6, 2008 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc. (“POI”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

(a) This statement is being filed by the Monarch Entities. MAC is the investment advisor to MDRMF, MOMF and MCP (collectively, the “Monarch Funds”). The Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC is deemed to beneficially own such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by the Monarch Funds. Monarch Alternative Capital GP LP (“Monarch GP LP”) is the sole general partner of MAC. Monarch GP LLC is the sole general partner of Monarch GP LP. Michael Weinstock, Andrew Herenstein, Christopher Santana and Josiah Rotenberg are the controlling members of Monarch GP LLC. MAC and Monarch GP LP are each organized as a limited partnership under the laws of the State of Delaware. MCP is organized as a limited partnership under the laws of the Cayman Islands. Monarch GP LLC is organized as a limited liability company under the laws of the State of Delaware. MMFL, MDRMF and MOMF are each organized as corporations under the laws of the Cayman Islands.

(b) The address of the principal business and principal office of MAC, Monarch GP LP, Monarch GP LLC, Mr. Weinstock, Mr. Herenstein and Mr. Santana is 535 Madison Avenue, New York, NY 10022. The address of the principal business and principal office of Mr. Rotenberg is Jerusalem Technology Park, Building 8, Third Floor, Manhat Jerusalem, Israel. The address of the principal business and principal office of MCP, MMFL, MDRMF and MOMF is Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies. Set forth on Schedule 1 hereto and elsewhere in this Item 2 is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors of MMFL, MDRMF and MOMF.

(c) The principal business of MAC is to serve as investment manager to, and to control the investment activities of, the Monarch Funds. The principal business of each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is to act as managing members of Monarch GP LLC and control MAC. The principal business of MMFL, MDRMF, MOMF and MCP is to invest and trade in distressed debt securities and make other investments.

(d) None of the Monarch Entities, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Monarch Entities, nor, to the best of their knowledge, any of the persons named in this Item 2 or on Schedule 1 hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Weinstock, Mr. Herenstein, Mr. Santana and Mr. Rotenberg is a United States citizen. Mr. Rotenberg is also an Israeli citizen.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In February 2005, MMFL received 5,333,333 shares of Common Stock on behalf of its shareholders, MDRMF and MOMF. Subsequently, these shares were registered directly in the name of such shareholders. No consideration was paid by the shareholders for registration of such shares in their respective names.

Between June 3, 2009 and June 4, 2009, MCP purchased an additional 15,790 shares of Common Stock with approximately $39,223 (excluding commissions, if any) of its own investment capital.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 26, 2010, POI, Protection Holdings, LLC (“Parent”), a Delaware limited liability, and Protection Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent (“Acquisition Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Acquisition Sub has agreed to commence a tender offer (the “Offer”) to acquire all of POI’s outstanding shares of Common Stock, for $15.50 per share to the seller in cash, net of applicable withholdings and without interest (the “Offer Price”). The Merger Agreement also provides that, following completion of the Offer, Acquisition Sub will be merged with and into POI (the “Merger”) with POI surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, all remaining outstanding shares of Common Stock not tendered in the Offer (other than Shares owned by Parent, Acquisition Sub, POI and its subsidiaries), will be acquired for cash at the Offer Price and on the terms and conditions set forth in the Merger Agreement.

On April 26, 2010, Parent, Acquisition Sub, and MAC entered into a Tender and Support Agreement (the “Monarch Support Agreement”) and Parent, Acquisitions Sub, and POI Acquisition, L.L.C. (“POIA”) entered into a Tender and Support Agreement (the “Quadrangle Support Agreement,” and together with the Quadrangle Support Agreement, the “Support Agreements”).

Pursuant to the Monarch Support Agreement, MAC agreed, subject to certain conditions being met, to validly tender (or cause to be tendered) in the Offer the shares owned by it or by entities whose investments it manages as of the date of the Monarch Support Agreement and all additional shares with respect to which MAC obtains ownership after the date of the Monarch Support Agreement (such shares, the “Covered Shares”).

The Monarch Support Agreement further provides that MAC will, until the tender and acceptance for payment of the Covered Shares in the Offer, at any meeting of the stockholders of POI, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of POI is sought, (i) appear at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all such Covered Shares (A) in favor of adopting the Merger Agreement, and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and the Monarch Support Agreement and any other matter that must be approved by the stockholders of POI in order for the transactions contemplated by the Merger Agreement to be consummated, (B) against any Competing Proposal (as defined in the Merger Agreement), and (C) against any proposal, action or agreement that would result in any of the conditions set forth in Article VII (conditions to the Merger) or Annex I (conditions to the Offer) of the Merger Agreement not being fulfilled or satisfied.

Also pursuant to the Monarch Support Agreement, MAC agreed not to (i) Transfer (as defined in the Support Agreements) any or all of the Covered Shares without the prior written consent of Parent, (ii) grant any proxy, power of attorney or other authorization or consent in or with respect to any of the Covered Shares that would be inconsistent with its voting and consent obligations described in the paragraph above, or (iii) take any other action that would make any representation or warranty made by MAC in the Monarch Support Agreement untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance by MAC of its obligations under the Monarch Support Agreement.

MAC further agreed that it will not, and that it will cause its officers, directors, employees and other agents not to, directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any material nonpublic information with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) make any public statement or proposal inconsistent with the Company Recommendation (as defined in the Merger Agreement), or (vi) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring MAC to abandon, terminate or breach its obligations under the Monarch Support Agreement or fail to consummate the transactions contemplated by the Quadrangle Support Agreement. Furthermore, MAC agreed to provide Parent with certain information regarding any Competing Proposal made to MAC.

The Monarch Support Agreement will terminate upon the earliest of (i) the mutual agreement of Parent and MAC, (ii) the consummation of the Merger, (iii) the termination of the Merger Agreement, or (iv) the delivery of written notice of termination by MAC to Parent following (A) any amendment to the Merger Agreement effected without the prior written consent of MAC, or (B) any amendment to the terms or conditions of the Offer that is not otherwise permitted by the Merger Agreement without the approval of POI, unless MAC has previously approved such amendment.

Also on April 26, 2010, POI, POIA, and MMFL entered into a Letter Agreement (the “Letter Agreement”) pursuant to which they agreed to waive the application of Article III (Transfer Restrictions) and Article IV (Right of First Offer, Tag-Along Sale, Drag-Along) of the Amended Stockholders Agreement to the entry into the Support Agreements and to the tender of each of MAC’s and POI’s Covered Shares in the Offer. POI also agreed to reimburse POIA, MAC and their respective affiliates for their out-of-pocket costs and expenses reasonably incurred in connection with the preparation of the Letter Agreement, the Support Agreements, and the transactions contemplated by the Letter Agreement, the Support Agreements, the Merger Agreement, the Offer, and the process resulting in the Merger Agreement and all matters related thereto up to, an aggregate maximum amount, collectively for POIA, MAC and their respective affiliates, of $700,000.

The summary set forth herein of certain provisions of the Monarch Support Agreement and the Letter Agreement does not purport to be a complete description thereof and is qualified by its entirety by reference to the full provisions of the Monarch Support Agreement and the Letter Agreement, copies of which have been filed as exhibits hereto.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

The information contained on the cover pages of this Schedule 13D and in Item 4 is incorporated herein by reference.

(c) None of the Reporting Persons has engaged in any transactions during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 5     Agreement and Plan of Merger, dated as of April 26, 2010, among Protection One, Inc., Protection Holdings, LLC and Protection Acquisition Sub, Inc.(incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

Exhibit 6     Tender and Support Agreement, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Monarch Alternative Capital LP (incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

Exhibit 7     Letter Agreement, dated as of April 26, 2010, by and among Protection One, Inc., POI Acquisition, L.L.C, and Monarch Master Funding Ltd (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONARCH ALTERNATIVE CAPITAL LP

By: Monarch GP LP, its general partner

By: Monarch GP LLC, its general partner

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Member

MONARCH DEBT RECOVERY MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Managing Principal

MONARCH OPPORTUNITIES MASTER FUND LTD

By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Managing Principal

MONARCH CAPITAL MASTER PARTNERS LP

By: Monarch Alternative Capital GP LP, its general partner

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Managing Principal

MONARCH MASTER FUNDING LTD

By: Monarch Alternative Capital LP, its investment manager

By:	/s/ Michael Weinstock
Name:	Michael Weinstock
Title:	Managing Principal

INDEX TO EXHIBITS

Exhibit No.	Description
5

Agreement and Plan of Merger, dated as of April 26, 2010, among Protection One, Inc., Protection Holdings, LLC and Protection Acquisition Sub, Inc.(incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

6

Tender and Support Agreement, dated as of April 26, 2010, by and among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and Monarch Alternative Capital LP (incorporated by reference to the Current Report on Form 8-K filed by Protection One, Inc. on April 26, 2010).

7	Letter Agreement, dated as of April 26, 2010, by and among Protection One, Inc., POI Acquisition, L.L.C, and Monarch Master Funding Ltd (filed herewith).

Schedule 1

Set forth below on this Schedule 1 is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of each of the directors of Monarch Master Funding Ltd, Monarch Opportunities Master Fund Ltd and Monarch Debt Recovery Master Fund Ltd.

Michael Weinstock, Portfolio Manager, USA

c/o Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

John Sutlic, Director, Canada

Close Brothers (Cayman) Limited

P.O. Box 1034

Harbour Place, 4th Floor

103 South Church Street

Grand Cayman KY1-1102,  Cayman Islands

Linburgh Martin, Director, United Kingdom

Close Brothers (Cayman) Limited

P.O. Box 1034

Harbour Place, 4th Floor

103 South Church Street

Grand Cayman KY1-1102,  Cayman Islands